SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
     13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.__ )*

GSV, INC.

(Name of Issuer)

Common Stock $0.001 par value per share

(Title of Class of Securities)

36230D 20 6

(CUSIP Number)

Kenneth L. Henderson

Robinson Silverman Pearce Aronsohn & Berman LLP
1290 Avenue of Americas
New York, NY 10104
(212) 541-2000

(Name, Address and Telephone Number of Person
Authorized to Recieve Notices and Communications)

March 1, 2001

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule gecause of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP NO.       36230d 20 6                             13D                                                 Page 2 of 8 Pages
Note:  A copy of this Schedule 13D was filed on March 12, 2001 under a different issuer CIK code.
_____________________________________________________________________________
1    NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Brooks Station Holdings, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.      (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     BK
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]

_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION       Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              699,265 Shares
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           699,265 Shares
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     699,265 Shares
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.5%
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
CUSIP NO.       36230d 20 6                             13D                                                 Page 3 of 8 Pages

Item    1      Security and Issuer

           This Schedule 13D relates to the acquisition by Brooks Station Holdings, Inc. of beneficial ownership of up to 699,265 shares common stock, par value $0.001 per share ("Common Stock"), of GSV, Inc., a Delaware corporation (the "Issuer"), with principal executive offices at 116 Newark Avenue, Jersey City, NJ 07302. As described in Item 4, the Reporting Person acquired, and has the right to acquire, shares of Preferred Stock (defined below) of the Issuer which are convertible into Common Stock. In addition, as described in Item 5, the Reporting Person has acquired additional shares of Common Stock in open-market purchases.

Item    2      Identity and Background

           (a) - (c), (f). This Schedule 13D is being filed by Brooks Station Holdings, Inc., a Delaware corporation, with a business address at c/o Cavallo Capital Corp., 660 Madison Avenue, New York, NY 10021 (the "Reporting Person"). The Reporting Person is a private investment corporation.

           The Directors and executive officers of the Reporting Person are Gilad Gat and Daniel Golan. The sole shareholder of the Reporting Person is Avi Vigder.

           Gilad Gat, the President and Director of the Reporting Person, is a citizen of Israel and a resident of Connecticut. His address is 174A Post Road West, Westport, CT 06880. Mr. Gat is a self employed entrepreneur.

           Daniel Golan, the Vice President and Director of the Reporting Person, is a citizen of the United States and Israel. His business address is Cavallo Capital Corp., 660 Madison Avenue, New York, NY 10021. Mr. Golan is the Chief Financial Officer of Cavallo Capital Corp., an investment management firm that provides management services to various private investment funds.

          Avi Vigder, the sole shareholder of the Reporting Person, is a citizen of Israel, and a resident of New York. His busness address is Cavallo Capital Corp., 660 Madison Avenue, New York, NY 10021. Mr. Vigder is the President of Cavallo Capital Corp.

           (d)(e) During the past five years, none of the Reporting Person or any of its directors, officers or controlling persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item    3      Source and Amount of Funds or Other Consideration

          The Reporting Person financed the acquisition of the Preferred Stock, and the acquisition of shares of Common Stock made in the opern-market, through proceeds of a loan from Bank Leumi USA (the "Lender"). The loan is evidenced by a Fixed Rate Promissory Note (the "Note"), dated March 2, 2001, between the Reporting Person and the Lender. The loan bears interest at the rate of 7% per annum and becomes due on March 28, 2001.

CUSIP NO.       36230d 20 6                             13D                                                 Page 4 of 8 Pages

Item    4      Purpose of the Transaction

           On March 1, 2001, the Reporting Person, entered into a Convertible Preferred Stock Purchase Agreement (the "Purchase Agreement") with the Issuer, pursuant to which the Reporting Person purchased 363,637 shares ("Initial Shares") of the Issuer's newly created 12% Series A Convertible Redeemable Preferred Stock, par value $0.001 per share (the "Preferred Stock"), at a purchase price of $1.10 per share. Pursuant to the Purchase Agreement, the Reporting Person also acquired an option, exercisable any time prior to September 1, 2001, to purchase up to 272,728 additional shares ("Option Shares") of the Preferred Stock, on the same economic terms as specified in the Purchase Agreement with certain exceptions specified in Item 6 of this Schedule.

          The Preferred Stock is convertible into Common Stock, at an initial conversion price of $1.10 per Share, subject to adjustment. The number of shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Person is based on an assumed conversion of the total number of Initial Shares and Option Shares at the $1.10 initial conversion price. Because the number of shares of Common Stock that are issuable upon conversion of the Preferred Stock may be adjusted as set forth in the Certificate of Designations (defined below), the actual number of shares of Common Stock that will be issued upon a conversion of the Preferred Stock cannot be determined at this time.

           The Reporting Person acquired the Preferred Stock, and has the right to acquire additional Preferred Stock, for investment purposes. The Reporting Person intends to become actively involved in the management of the business of the Issuer, including among other things, participating on the Issuer's Board of Directors (the "Board"). Reference is made to Item 6 of this Schedule for a description of certain terms of the Purchase Agreement, including provisions relating to changes in the capital structure and composition of the Board.

Item    5      Interest in Securities of the Issuer

           (a) (b) As of November 14, 2000, the Issuer had a total of 1,866,036 shares of Common Stock outstanding according to its Form 10-Q filed on November 15, 2000 for the quarter ending September 30, 2000. Pursuant to Rule 13d-3, the Reporting Person may be deemed to beneficially own an aggregate of 699,265 shares of Common Stock which is approximately 37.5% of the Issuer's outstanding shares of Common Stock.

           (c) The Reporting person acquired additional shares of Common Stock in open-market purchases between March 6, 2001 and March 8, 2001. See Schedule A attached hereto for details of these transactions.

CUSIP NO.       36230d 20 6                             13D                                                 Page 5 of 8 Pages

           (d) (e) Not applicable.

Item    6      Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

           On March 1, 2001, the Reporting Person entered into the Purchase Agreement with the Issuer for the issuance and sale of its newly created 12% Series A Convertible Redeemable Preferred Stock, par value $0.001 per share (the "Preferred Stock"). Pursuant to the Purchase Agreement, the Issuer sold and issued to the Reporting Person a total of 363,637 shares of Preferred Stock, at a purchase price of $1.10 per share, or aggregate consideration of $400,000.70. The Purchase Agreement provides that the Reporting Person has the option, exercisable at any time prior to September 1, 2001, to purchase an additional 272,728 shares of Preferred Stock, for aggregate consideration of up to $300,000.80, on the same terms and conditions as the initial issuance of Preferred Stock except that (i) the Reporting Person will not have the right to appoint additional directors, and (ii) there will be no lock-up restrictions imposed on the Reporting Person.

           In accordance with the terms of the Purchase Agreement, the Issuer filed, on March 1, 2001, a Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the "Certificate of Designations") with the Secretary of State of Delaware. Pursuant to the Certificate of Designations, the holders of the Preferred Stock are entitled to vote together with the holders of Common Stock on all matters submitted for a vote of the stockholders of the Issuer, including the election of Board members. The Reporting Person is entitled to designate three (3) of the seven (7) members of the Issuer's Board of Directors. As of the date hereof, the Reporting Person has designated two (2) Board members, Messrs. Gat and Golan. A vacancy in any directorship elected by the holders of Preferred Stock will be filled only by a vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock. Pursuant to the Purchase Agreement, the Issuer agreed to use its best efforts to maintain the size of its Board at seven (7) directors and to organize and maintain the Board in accordance with the Certificate of Designations.

            The holders of the Preferred Stock, in preference to the holders of shares of any class or series of capital stock of the Issuer with respect to dividends, are entitled to receive, on each of June 30 and December 31, cumulative cash dividends at an annual rate of 12%. In addition, in the event any dividends are declared with respect to the Common Stock, the holders of the Preferred Stock will be entitled to receive as additional dividends, an amount equal to the amount of dividends that each holder would have received had the Preferred Stock been converted into Common Stock as of the date immediately prior to the record date of such dividend.

           The Preferred Stock is convertible into Common Stock, at an initial conversion price of $1.10 per share, subject to adjustment. The Preferred Stock converts into such number of fully paid and non-assessable shares of Common Stock by (i) multiplying the number of shares of Preferred Stock to be converted by $1.10 per share, and (ii) dividing the result by the conversion

CUSIP NO.       36230d 20 6                             13D                                                 Page 6 of 8 Pages

price (which is $1.10) per share or, in case an adjustment of such price has taken place, then by the conversion price as last adjusted for the conversion.

           In the event of liquidation, dissolution or winding up of the Issuer, the holders of Preferred Stock will be entitled to receive, before any distribution or payment is made to any holder of Common Stock or any series of the Issuer's capital stock ranking junior to the Preferred Stock with respect to liquidation ("Junior Stock"), an amount equal to $1.10 per share plus an amount equal to all declared and unpaid and any accrued and unpaid dividends, through the date of distribution, before any payment is made or assets distributed to the holders of any class or series of the Common Stock or any class or series of Junior Stock.

           If certain triggering events with respect to the Issuer occur, including, among other things, the Issuer's failure to meet its obligations under the Purchase Agreement, the holders of the Preferred Stock will have the right to redeem all or a portion of the Preferred Stock and the Common Stock then issued in connection with the conversion of the Preferred Stock and held by such holder for a redemption price, in cash, equal to the sum of (i) $1.10 plus all accrued and unpaid dividends to the date of determination to the extent not previously paid of each outstanding share of Preferred Stock, plus (ii) the product of (A) the number of underlying shares issued in respect of conversion of the Preferred Stock and then held by the Holder and (B) 100% of the conversion price (determined at the date of each such conversion) for each Share received upon conversion of the Preferred Stock.

           Concurrently with the execution of the Purchase Agreement, the Issuer entered into lock-up agreements ("Lock-Up Agreements") with each of Jeffrey Tauber, The Jeffrey S. Tauber Grantor Retained Annuity Trust, Jane Tauber and the Jane S. Tauber Grantor Retained Annuity Trust (collectively, the "Shareholders"). Pursuant to the Lock-Up Agreements, each of the Shareholders agreed, until September 1, 2001, not to offer, sell, purchase, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of the Common Stock, without the prior written consent of the Issuer.

            There have been ongoing discussions between the Issuer and Gilad Gat to hire Mr. Gat as Vice President - Business Development of the Issuer.

           The descriptions of the Purchase Agreement, Certificate of Designations and Lock- Up Agreement set forth herein are only summaries of certain provisions of the Purchase Agreement, Certificate of Designations and Lock-Up Agreement and are qualified by reference to the text of those certain agreements which will be filed as an exhibit hereto, and are hereby incorporated herein by reference.

CUSIP NO.       36230d 20 6                             13D                                                 Page 7 of 8 Pages

Item     7      Material to be Filed as Exhibits

      Exhibit No. 1    Fixed Rate Promissory Note, dated March 2, 2001, between Bank
                                Leumi USA and Brooks Station Holdings, Inc.

      Exhibit No. 2    Convertible Preferred Stock Purchase Agreement, dated March 1,
                               2001, between GSV, Inc. and Brooks Station Holdings, Inc.
                                (Incorporated by reference to Exhibit 4.1 to Form 8-K filed by GSV,
                                Inc. on March 6, 2001.)

      Exhibit No. 3   Certificate of Designations, Preferences and Rights of Series A
                               Convertible Preferred Stock (Incorporated by reference to Exhibit
                               3.1 to Form 8-K filed by GSV, Inc. on March 6, 2001.)

      Exhibit No. 4   Form of Lock-Up Agreement, dated March 1, 2001, between GSV,
                               Inc. and Jeffrey Tauber, the Jeffrey S. Tauber Grantor Retained
                               Annuity Trust, Jane Tauber, and the Jane S. Tauber Grantor
                               Retained Annuity Trust.

CUSIP NO.       36230d 20 6                             13D                                                 Page 8 of 8 Pages

SIGNATURES

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2001

                                                                         BROOKS STATION HOLDINGS, INC.

                                                                         By:/s/Gilad Gat
                                                                              Gilad Gat
                                                                              President

                                                                   SCHEDULE A

                              No. of SHARES
       DATE                      PURCHASED                PRICE

       3/6/01                    2,000                    $ 0.5
       3/6/01                    2,000                    $ 0.53125

       3/7/01                    2,000                    $ 0.6797
       3/7/01                    23,350                   $ 0.6875
       3/7/01                    2,100                    $ 0.71875
       3/7/01                    2,200                    $ 0.75
       3/7/01                    1,300                    $ 0.8125
       3/7/01                    3,100                    $ 0.875

       3/8/01                    3,700                    $ 0.75
       3/8/01                    1,250                    $ 0.90625
       3/8/01                    1,100                    $ 0.9432
       3/8/01                    1,000                    $ 0.96875
       3/8/01                    1,000                    $ 0.99
       3/8/01                    1,900                    $ 0.995
       3/8/01                    13,900                   $ 1.00
       3/8/01                    1,000                    $ 1.03125

                                                                   Exhibit No. 1

                          FIXED RATE PROMISSORY NOTE

NEW YORK, N.Y.      March 2, 2001                                      $500,000

26 days after date Brooks Station Holdings, Inc. promise to pay to the order to
BANK LEUMI USA ("Bank")Five Hundred Thousand Dollars at the Bank at 564 5th
Avenue Avenue, New York, NY
                                [Branch Address]

with interest at a rate per annum which shall be equal to 7% per annum.

     Interest shall be computed on the basis of a 360-day year and shall be payable at the end of each month and at maturity, but the foregoing provision shall not be deemed to change the maturity of this Note if payable on demand. In no event shall interest exceed the maximum legal rate permitted fox the maker.

     In the event that any other liabilities (as hereinafter defined) of maker to the Bank are due at any time that the Bank receives a payment from maker on account of this Note or any such other Liabilities of maker, the Bank may apply such payments to amounts due under this Note or any such other Liabilities in such manner as the Bank, in its discretion, elects, regardless of any instructions from maker to the contrary.

     Each maker authorizes (but shall not require) the Bank to debit any account maintained by the maker with the Bank, at any date on which the payment of principal of or interest on any of the Liabilities is due, in an amount equal to any unpaid portion of such payment. If the time for payment of principal of or interest on any of the Liabilities or any other money payable hereunder or with respect to any of the Liabilities becomes due on a day on which the Bank's offices are closed (as required or permitted by law or otherwise), such payment shall be made on the next succeeding business day, and such extension shall be included in computing interest in connection with such payment. All payments by any maker of this Note on account of principal, interest or fees hereunder shall be made in lawful money of the United States of America, in immediately available funds.

     All Property (as hereinafter defined) held by the Bank shall be subject to a security interest in favor of the Bank or holder hereof as security for any and all Liabilities. The term "Property" shall mean the balance of every deposit account of the maker with the Bank or any of the Bank's nominees or agents and all other obligations of the Bank or any of its nominees or agents to the maker, whether now existing or hereafter arising, and all other personal property of the maker (including without limitation all money, accounts, general intangibles, goods, instruments, documents and chattel paper) which, or evidence of which, are now or at any time in the future shall come into the possession or under the control of or be in transit to the Bank or any of its nominees or agents for any purpose, whether or not accepted for the purposes for which it was delivered. The term "Liabilities" shall mean the indebtedness evidenced by this Note and all other indebtedness, liabilities and obligations of any kind of the maker (or any partnership or other group of which the maker is a member) to
(a) the Bank, (b) any group of which the Bank is a member, or (c) any other person if the Bank has a participation or other interest in such indebtedness, liabilities or obligations, whether (i) for the Bank's own account or as agent for others, (ii) acquired directly or indirectly by the Bank from the maker or others, (iii) absolute or contingent, joint or several, secured or unsecured liquidated or unliquidated, due or not due, contractual or tortuous, now existing or hereafter arising, or (iv) incurred by the maker as principal, surety, endorser, guarantor or otherwise, and including without limitation all expenses, including attorneys' fees, incurred by the Bank in convection with any such indebtedness, liabilities or obligations or any of the Property (including any sale or other disposition of the Property).

     The Bank or holder hereof shall not be obligated to exercise any authority or right granted to it hereunder and shall not be liable for any action taken or omitted or the manner of taking any action (including without limitation with respect to the care of the Property by the Bank or holder hereof), except for its willful misconduct, and in no event for consequential damages.

     Upon the happening, with respect to any maker or guarantor of this Note or any assets of any such maker or guarantor, of any of the following events: death of the maker or guarantor or any member of the member or guarantor (if a partnership); the failure to furnish the Bank with any requested information or failing to permit inspection of books or records by the Bank or any of its agents; the making of any misrepresentation to the Bank in obtaining credit for any of them; dissolution (if a corporation or partnership); the making of a mortgage or pledge; the commencement of a foreclosure proceeding; default in the payment of principal or interest on this Note or in the payment of any other obligation of any said maker or guarantor bold by the Bank or holder thereof or in the performance or observance of any covenant or agreement contained in the instrument evidencing such obligation; default in the payment of principal of or interest on any indebtedness for borrowed money owed to any other person or entity (including any such indebtedness in the nature of a lease) or default in the performance or observance of the terms of any instrument pursuant to which such indebtedness was created or is secured, the effect of which default is to cause or permit any holder of any such indebtedness to cause the same to become due prior to its stated maturity (and whether or not such default is waived by the holder thereof); a change in the financial condition or affairs of any of them which, in the opinion of the Bank or subsequent holder hereof materially reduces his, their or its ability to pay all of his, their or its obligations;
the suspension of business; the making of an assignment for the benefit of creditors, or the appointment of a trustee, receiver or liquidator for the maker or guarantor or for any of his, its or their property, or the commencement of any proceedings by the maker or guarantor under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt, receivership, liquidation or dissolution law or statute (including, if the maker or guarantor is a partnership, its dissolution pursuant to any agreement or statute), or the commencement of any such proceedings without the consent of the maker or guarantor, as the case may be, and such proceedings shall continue undischarged for a period of 30 days; the sending of notice of an intended bulk sale; the entry of judgments or any attachment, levy or execution against any of his, their or its properties shall not be released, discharged, dismissed, stayed or fully bonded for a period of 30 days or more after its entry, issue or levy, as the case may be; or the issuance of a warrant of distraint or assertion of a lien for unpaid taxes, this Note, if not then due or payable on demand, shall become due and payable immediately without demand or notice and all other debts or obligations of the makers hereof to the Bank or holder hereof, whether due or not due and whether direct or contingent and howsoever evidenced, shall, at the option of the Bank or holder hereof, also become due and payable immediately without demand or notice. After this Note becomes due, at stated maturity or on acceleration, any unpaid balance hereof shall bear interest from the date it becomes due until paid at a rate per annum 3% above the rate borne by this Note when it becomes due or, if such rate shall not be lawful with respect to the undersigned, then at the highest lawful rate. The liability of any party to commercial paper held by the Bank or holder hereof, other than the makers hereof, shall remain unaffected hereby and such parties shall remain liable thereon in accordance with the original tenor thereof. Each maker agrees that if an attorney is retained to enforce or collect this Note or any other obligations by reason of non-payment of this Note when due or made due hereunder, a reasonable attorneys' fee shall be paid in addition, which fees shall be computed as follows: 15% of the principal, interest and all other sums due and owing to the Bank or holder or the reasonable value of the attorneys' services, whichever is greater.

     This Note shall be governed by the laws of the State of New York and shall be binding upon the maker and the maker's heirs, administrators, successors and assigns. The maker hereby irrevocably consents to the jurisdiction of any New
York State or Federal court located in New York City over any action or proceeding arising out of any dispute between the maker and the Bank, and the maker further irrevocably consents to the service of process in any such action or proceeding by the mailing of a copy of such process to the maker at the address set forth below. In the event of litigation between, the Bank and the maker over any matter connected with this Note or resulting from transactions hereunder, the right to a trial by jury is hereby waived by the Bank and the maker. The maker also waives the right to interpose any set-off or counterclaim of any nature. The Bank or any holder may accept late payments, or partial payments, even though marked "payment in full" or containing words of similar import or other conditions, without waiving any of its rights. No amendment, modification or waiver of any provision of this Note nor consent to any departure by maker therefrom shall be effective, irrespective of any course of dealing, unless the same shall be in writing and signed by the Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     The rights and remedies of the Bank provided for hereunder (including but not limited to the right to accelerate Liabilities of maker and to realize on any security for any such Liabilities) are cumulative with the rights arid remedies of the Bank available under any other instrument or agreement or under applicable law.

     The undersigned, if more than one, shall be jointly and severally liable hereunder.

                                        Brooks Station Holdings Inc.

                                        _______________________________________
                                        (Name of maker)

                                        c/o Cavallo Capital
                                        660 Madison Avenue
                                        New York, NY  10021

                                        /s/ Gilad Gat
                                        ---------------------------------------
                                        Secretary

                                        /s/ Daniel Golan
                                        ---------------------------------------
                                        Vice President

                                        (Address)

                                                                   Exhibit No. 4

                               LOCK-UP AGREEMENT

                                                                    ______, 2001

_________________
_________________
_________________

Ladies and Gentlemen:

     Reference is made to the Convertible Preferred Stock Purchase Agreement
(the "Purchase Agreement"), dated as of March 1, 2001, between GSV, Inc.
(the "Company") and Brooks Station Holdings, Inc.. ("Purchaser"). Capitalized
terms used herein without defiintion shall have the meanings given in the
Purchase Agreement.

     In consideration of Purchaser's agreement to purchase shares of Series A
Preferred Stock of the Company and for other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned agrees that, for a period commencing on the Closing Date (as defined in the Purchase Agreement) and continuing to and including the date that is six months after the Closing Date
(the "Lock-up Period"), without the prior written consent of the Purchaser, he, she or it will not (i) offer, pledge, sell, purchase, contract to sell or purchase, sell any option or contract to purchase, purchase any option to contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the common stock of the Company or any securities convertible into or exercisable or exchangeable for common stock or any right to acquire common stock (collectively,
"Securities") or (ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic rise of ownership of the securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The Undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of the
Securities issued or issuable to the undersigned.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this letter agreement, and that, upon request, the undersigned will execute any additional documents necessary or desirable in connection with the enforcement hereof. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors, and assignees of the undersigned.

                                        Very truly yours,

                                        By:      ________________________
                                                 Name:
                                                 Title:

                                                 Address:

                                                 _____________________________

                                                 _____________________________

                                                 _____________________________